 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Schwartz, Thomas J. (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 29, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           EVP, Group President Cmm'l Banking, First Midwest Bank
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	10/22/2002	M (1) |	3,593 | A | $9.39		I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock	10/29/2002	F (1) |	1,222 | D |	44,699 (2)	I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock				30,283 (3)	D
Common Stock				490 (4)	I	By Custodian For Child
Common Stock				13	I	By Profit Sharing Plan Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Schwartz, Thomas J. - October 29, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$9.3866	10/22/2002	M (1) |	(D) 3,593	varies (5) | 02/17/2003	Common Stock - 3,593		0 (6)	D
Non-Qualified Stock Option (right to buy)	$27.6100	10/29/2002	A (7) |	(A) 1,222	01/17/2003 | 02/17/2003	Common Stock - 1,222		1,222	D
Non-Qualified Stock Option (right to buy)	$10.9866				varies (8) | 02/16/2004	Common Stock - 3,200		3,200 (6)	D
Non-Qualified Stock Option (right to buy)	$10.7734				varies (9) | 02/15/2005	Common Stock - 3,459		3,459 (6)	D
Non-Qualified Stock Option (right to buy)	$12.1600				varies (10) | 02/21/2006	Common Stock - 3,233		3,233 (6)	D
Non-Qualified Stock Option (right to buy)	$17.1000				varies (11) | 02/19/2007	Common Stock - 2,420		2,420 (6)	D
Non-Qualified Stock Option (right to buy)	$21.7000				varies (12) | 02/18/2008	Common Stock - 2,289		2,289 (6)	D
Non-Qualified Stock Option (right to buy)	$18.5500				varies (13) | 02/17/2009	Common Stock - 2,785		2,785 (6)	D
Non-Qualified Stock Option (right to buy)	$21.8334				varies (14) | 08/18/2009	Common Stock - 1,606		1,606 (6)	D
Non-Qualified Stock Option (right to buy)	$18.4000				varies (15) | 02/16/2010	Common Stock - 6,455		6,455 (6)	D
Non-Qualified Stock Option (right to buy)	$22.5000				varies (16) | 02/21/2011	Common Stock - 6,231		6,231 (6)	D
Non-Qualified Stock Option (right to buy)	$28.6950				varies (17) | 02/20/2012	Common Stock - 15,304		15,304	D
Phantom Stock under NQ Retirement Plan	1-for-1				Immed. | (18)	Common Stock - 13,049 (19)		13,049	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Barbara E. Briick, Attorney in-fact ________________________________ 10-29-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Schwartz, Thomas J. - October 29, 2002
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - October 29, 2002

Thomas J. Schwartz
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   The transaction represents the exercise of 3,593 stock options under the 1989 Omnibus Stock & Incentive Plan whereby 1,222 previously acquired shares were tendered in payment of the exercise price with the resulting value realized being deferred into the Nonqualified Gain Deferral Plan in the form of 2,371 shares.
(2)   Between August 29, 2002 and October 29, 2002 the reporting person acquired 259 shares of First Midwest common stock pursuant to the dividend reinvestment feature under the First Midwest Bancorp, Inc. Non-Qualified Gain Deferral Plan. The information in this report is based on a plan statement dated October 25, 2002.
(3)   Between August 29, 2002 and October 29, 2002 the reporting person acquired 107 shares of First Midwest common stock under the First Midwest Bancorp, Inc. Dividend Reinvestment Plan. The information in this report is based on a plan statement dated October 25, 2002.
(4)   Between August 29, 2002 and October 29, 2002 the reporting person acquired 3 shares of First Midwest common stock under the First Midwest Bancorp, Inc. Dividend Reinvestment Plan. The information in this report is based on a plan statement dated October 25, 2002.
(5)   The stock option vests in two equal annual installments beginning on February 17, 1995.
(6)   Since the date of the reporting person's last ownership report, he transferred an aggregate total of 79,590 Non-Qualified Stock Options (right to buy) of First Midwest Bancorp, Inc. common stock to his former spouse pursuant to a domestic relations order.
(7)   Represents reload stock option granted under the 1989 Omnibus Stock & Incentive Plan to replace the number of shares tendered in the option exercised on 10/29/02.
(8)   The stock option vests in two equal annual installments beginning on February 16, 1996.
(9)   The stock option vests in two equal annual installments beginning on February 15, 1997.
(10)   The stock option vests in two equal annual installments beginning on February 21, 1998.
(11)   The stock option vests in two equal annual installments beginning on February 19, 1999.
(12)   The stock option vests in two equal annual installments beginning on February 18, 2000.
(13)   The stock option vests in two equal annual installments beginning on February 17, 2001.
(14)   The stock option vests in two equal annual installments beginning on August 18, 2001.
(15)   The stock option vests in two equal annual installments beginning on February 16, 2002.
(16)   The stock option vests in two equal annual installments beginning on February 21, 2003.
(17)   The stock option vests in two equal annual installments beginning on February 20, 2004.
(18)   Shares of phantom stock are payable in cash following the termination of the reporting person's employment with First Midwest Bancorp, Inc.
(19)   Between August 29, 2002 and October 29, 2002 the reporting person acquired 79 shares of First Midwest common stock pursuant to the dividend reinvestment feature under the First Midwest Bancorp, Inc. Non-Qualified Retirement Plan. The information in this report is based on a plan statement dated October 25, 2002.

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